Sadot Group Inc.
295 E. Renfro Street, Suite 209
Burleson, Texas 76028
(832) 604-9568
December 20, 2024
VIA EDGAR
United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alyssa Wall

Re:	Sadot Group Inc.
Registration Statement on Form S-3
File No. 333-283813
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Sadot Group Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Washington, D.C. time, on Friday December 20, 2024, or as soon thereafter as possible. Once the registration statement has been declared effective, please orally confirm that event with our general counsel, by calling Stephen Fleming, Esq., at (516) 902-6567.
The Company hereby acknowledges the following:
•that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your assistance in this matter.

SADOT GROUP INC.

By: /s/ Jennifer Black
Name: Jennifer Black
Title: Chief Financial Officer